
16014211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scarsdale Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rockefeller Plaza, Suite 720
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis A. Mlynarczyk, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scarsdale Equities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SVETLANA GAVEVSKY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GA6123067
Qualified in New York County
My Commission Expires February 28, 2017

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 - 1822

Report of Independent Registered Public Accounting Firm

To the Members of
Scarsdale Equities LLC

We have audited the accompanying statement of financial condition of Scarsdale Equities LLC, (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Scarsdale Equities LLC, as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Sanford Becker & Co., P.C.

February 26, 2016

SCARSDALE EQUITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 345,072
Due from broker	103,883
Accounts receivable	42,854
Marketable securities	197,319
Non-marketable securities	29,635
Prepaid expenses	37,817
Other assets	450,730
Property and equipment, less accumulated depreciation of $90,786	20,115
Total Assets	**$1,227,425**
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Commissions payable	$ 24,750
Accounts payable and accrued expenses	64,201
Total Liabilities	88,951
Members' Equity	
Members' equity	1,138,474
Total Liabilities and Member's Equity	**$1,227,425**

See accompanying auditors' report and notes to financial statements.

SCARSDALE EQUITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Scarsdale Equities LLC, (the "Company"), is a registered broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company operates principally under a clearance agreement with another broker, whereby the Company is engaged in trading securities on behalf of the Company's clients. In addition, the Company provides investment banking, private placement and advisory services to its clients in connection with various investing transactions.

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. Any changes from period to period between cost and market value are included in income.

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. Revenues and expenses for these transactions would not be materially different if reported on a trade date basis.

The Company recognizes revenue upon providing investment banking, private placement and advisory services to its clients when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company as a limited liability company is taxed similar to a partnership for Federal and State income tax purposes, whereby, the individual members of the Company includes the Company's income or loss on their individual income tax returns. Accordingly, no provision for Federal and State income tax has been provided. The company provides for taxes for local jurisdictions.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Tax years from 2012 through 2014 remain subject to examination by taxing authorities. The Company is currently undergoing a tax audit, but do not expect any material changes.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 – Due From Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. As part of the agreement, the Company is required to maintain cash or securities deposited at the clearing broker of not less than $100,000 which is included in Due From Broker.

SCARSDALE EQUITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 4 – Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Company's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets and liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

At December 31, 2015, assets measured at fair value on a recurring basis:

	Total	Mining Canadian	Other United States
Level 1 Listed Equities	$97,447	- 0 -	$97,447
Level 2	$99,872	- 0 -	$99,872
Level 3 Restricted Equities	$29,635	$24,635	$5,000
Total	$ 224,529	$ 24,635	$ 202,319

The following is a reconciliation of the beginning and ending balances measured at fair value using significant unobservable inputs during the year ended December 31, 2015:

	Beginning Balance	Adjustments	Ending Balance
Private and restricted securities	$ 73,880	$ (44,245)	$ 29,635

SCARSDALE EQUITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $524,543, which exceeded the required minimum net capital by $424,543. Aggregate indebtedness at December 31, 2015 totaled $88,951 and the ratio of aggregate indebtedness to net capital was 0.17 to 1.

Note 6 - Commitments and Contingencies

Lease – New York

During 2009, the Company renegotiated its lease for New York office space which commenced October 2009. The terms of the non-cancelable lease call for annual rentals for years 1-5 amounting to $194,568 and for years 6-10 amounting to $210,648. The lease matures October 2019. Monthly lease payments are subject to escalations charges based on increases for real estate taxes and other operating expenses. In addition, it is the practice of the firm that some individuals are either charged internally or make payments to the Company for the use of space.

Sub-Lease and Cancelled License Agreement – San Francisco

During December 2013, the Company negotiated an office sublet agreement for space in San Francisco, California, for two years ended in December 2015. Fixed charges to income are $101,664 for the first twelve months and $101,644 for the second twelve months. No other escalators apply. A previous license negotiated for other office space was cancelled with no further obligation on the firm's part.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through February 26, 2015, the date of the financial statements were available for issuance.

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
404

SCARSDALE EQUITIES LLC

FINANCIAL STATEMENT

DECEMBER 31, 2015

Scarsdale Equities LLC's statement of financial condition as of December 31, 2015 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

Balance Sheet and Notes to Financial Statements